Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

Direct Dial Number (212) 455-2948	E-mail Address jkaufman@stblaw.com

January 23, 2024

VIA EDGAR TRANSMISSION

Re:	Acceleration Request for BrightSpring Health Services, Inc.
Registration Statement on Form S-1 (File No. 333-276348)

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Conlon Danberg

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, BrightSpring Health Services, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on January 25, 2024, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me at (212) 455-2948 with any questions.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission

Conlon Danberg

Margaret Sawicki

Kristin Lochhead

Jeanne Baker